Exhibit 10.01

L-1 IDENTITY SOLUTIONS, INC.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of August 29, 2006, by and between L-1 IDENTITY SOLUTIONS, INC., a Delaware corporation (the “Company”) and JOSEPH ATICK (“Employee”).

BACKGROUND

A. The Company desires to retain the services of Employee as Chief Strategic Officer of the Company from the date of this Agreement (the “Effective Date”).

B. The term of the Agreement shall be for the number of years after the Effective Date as indicated on Schedule A hereto (the “Term”), and Employee is willing to be employed by the Company during the Term, all on the terms and subject to the conditions set forth in this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1. Duties.

1.1 Employment. As of the Effective Date and through the Term, Employee shall be an employee and serve in the capacity of Chief Strategic Officer of the Company. Employee shall devote all of his business time, energy and skill to the affairs of the Company; provided, however, that Employee may undertake such specific additional charitable and business activities, if any, as the Company may reasonably approve. Employee shall perform such duties and functions consistent with his positions as shall be specified from time to time by the Company’s CEO. The Company’s Chief Technology Officer shall report directly to Employee.

2. Term of Employment.

2.1 Definitions. For purposes of this Agreement the following terms shall have the following meanings:

(a) “Change in Control” shall mean the occurrence of any one of the following: (i) any “person”, as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company, a subsidiary, an affiliate, or a Company employee benefit plan, including any trustee of such plan acting as a trustee) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities; (ii) the election to a majority of the seats of the Board of Directors of the Company of candidates who were not proposed by a majority of the Board of Directors in office prior to the time of such election, or (iii) the dissolution or liquidation (partial or total) of the Company or a sale of assets involving fifty percent (50%) or more of the assets of the Company and its subsidiaries taken as a whole (other than the disposition of a subsidiary), or a merger, reorganization or other transaction or series of related transactions pursuant to which the holders, as a group, of all of the shares of the Company outstanding prior to the merger, reorganization or other transaction hold, as a group, less than fifty percent (50%) of the shares of the Company outstanding after the merger, reorganization or other transaction. For purposes of this definition, a “Change in Control” does not include the merger between Viisage Technology Inc. and Identix Incorporated that was consummated on August 29, 2006.

(b) “Death or Disability” shall mean: (i) Employee’s death during the Term, or (ii) termination of Employee’s employment by the Company on account of Employee’s injury or illness (physical or mental) which renders Employee unable to perform his duties with substantially the same level of quality as performed immediately prior to such injury or illness for a period of 180 consecutive days or more, as reasonably determined by the Company.

(c) “Resignation for Good Reason” shall mean a voluntary resignation of employment by Employee if such resignation is a result of any of the following reasons and Employee notifies the Company in writing on or prior to any such resignation (other than for a resignation under clause (viii) below), specifying the reason for such resignation, and the Company fails to cure such event within 30 days thereafter: (i) any change in Employee’s duties and responsibilities (including any change in his duty to report to the CEO) that is materially adverse and inconsistent with his position held, or his duties, responsibilities or status with the Company (excluding the fact that the Company is no longer public in the event of a going private transaction by the Company); (ii) a material and adverse change in Employee’s title as Chief Strategic Officer of the Company; (iii) a decrease in Employee’s base salary or eligible bonus percentage of base salary (but excluding changes to the bonus targets to be determined as provided in Schedule A) or a decrease in Company benefits in effect as of the Effective Date, other than changes made to the Company’s benefits plans generally made available to Company employees or executives; (iv) an involuntary relocation of where Employee performs Employee’s principal duties for the Company to a location or place other than Jersey City, New Jersey or New York, New York (or within three (3) miles of Jersey City, New Jersey); provided, however, Employee’s regular and customary travel to the Company’s Connecticut headquarters shall not constitute an involuntary relocation under this subsection (iv); (v) the Company’s giving notice of termination of Employee’s employment other than as permitted under this Agreement; (vi) the Company’s failure to cause any successor to the Company to expressly assume and agree to perform this Agreement or (vii) a Change in Control and such resignation is within 18 months after the effective date of the applicable Change in Control.

(d) “Termination for Cause” shall mean termination by the Company of Employee’s employment by the Company: (i) by reason of Employee’s conviction (by a court of competent jurisdiction, not subject to further appeal) of, or pleading guilty to, a felony or a crime involving fraud or dishonesty against the Company; (ii) by reason of Employee’s willful and continued failure to substantially perform Employee’s duties for the Company which failure continues for thirty (30) days following Employee’s receipt of written notice of such failure to perform; or (iii) by reason of Employee’s breach of this Agreement or any other agreement with the Company which breach is not cured for thirty (30) days following Employee’s receipt of written notice of such failure to perform.

(e) “Termination Other Than for Cause” shall mean termination by the Company of Employee’s employment by the Company (other than in a Termination for Cause or termination due to Death or Disability).

(f) “Voluntary Termination” shall mean termination by Employee of Employee’s employment with the Company upon written notice to the Company, excluding termination by reason of Resignation for Good Reason as described in Section 2.1(c) and termination by reason of Employee’s Death or Disability as described in Section 2.1(b).

2.2 Basic Term. The term of employment of Employee by the Company shall commence on the Effective Date and shall continue for the Term unless extended by mutual written agreement of Employee and the Company or earlier terminated as provided in this Agreement. Notwithstanding the foregoing, unless notice is given by either party and received by the other party at least sixty (60) days prior to the scheduled expiration date of the original Term or the scheduled expiration date of any twelve-month renewal period pursuant to this Section 2.2, then the Term (and the term of any twelve-month renewal period pursuant to this Section 2.2 (shall automatically be extended for an additional period of twelve (12) months beginning on the scheduled expiration date of the Term or the then applicable renewal period, as the case may.

2.3 Termination for Cause and Voluntary Termination. Termination for Cause may be effected by the Company at any time during the Term and shall be effected by written notification to Employee. Upon Termination for Cause or Voluntary Termination, Employee shall be paid all accrued but unpaid base salary to the effective date of termination, but Employee shall not be paid any other compensation or reimbursement of any kind, including, without limitation, severance compensation or bonus, other than as required by law or pursuant to the Company’s benefit plans or reimbursement of expenses incurred as of the effective date of termination in accordance with Company policy.

2.4 Termination Due to Death or Disability. Upon the effective date of termination of this Agreement due to Death or Disability: (a) Employee shall be paid all accrued but unpaid base salary and bonus to the effective date of termination; (b) notwithstanding any provision of any plan or agreement to the contrary, all options to purchase the Company’s common stock and other stock-based awards granted to Employee by the Company, whether prior to or after the Effective Date, shall fully vest immediately; and (c) Employee shall receive any other benefits generally made available to Company employees for death or disability under the Company’s then existing benefits plans, but Employee shall not be paid any other compensation or reimbursement of any kind, other than as required by law or pursuant to the Company’s benefit plans or reimbursement of expenses incurred as of the effective date of termination in accordance with Company policy. If any termination is the result of the death of Employee, all payments payable under this Section 2.4 shall be paid to Employee’s heirs or legal representative.

2.5 Termination Other Than for Cause; Resignation for Good Reason or Failure to Renew Agreement.

(a) Notwithstanding anything else in this Agreement, the Company may effect a Termination Other Than for Cause at any time upon written notice to Employee of such termination, and Employee may effect a Resignation for Good Reason in accordance with procedures set forth in Section 2.1(f). Upon the effective date of any Termination Other Than for Cause or Resignation for Good Reason: (a) the Company shall pay Employee all accrued but unpaid base salary and bonus to the effective date of termination; (b) as severance compensation, Employee shall continue to be paid Employee’s then current base salary for the period set forth on Schedule A from the effective date of Termination Other Than For Cause or Resignation for Good Reason (“Severance Period”); provided, that Employee shall have the right, exercisable in Employee’s sole judgment, to be immediately paid, in an initial lump sum payment, an amount equivalent to Employee’s base salary for one-half of the period set forth on Schedule A and to be paid in a subsequent lump sum payment on the first anniversary of such effective date of Termination Other Than For Cause or Resignation for Good Reason an amount equivalent to Employee’s base salary for one-half of the period set forth on Schedule A, rather than receiving such aggregate amount in regular payments over the term of the Severance Period; (c) during the twelve (12) month period following the effective date of Termination Other Than for Cause or Resignation for Good Reason, the Company shall make COBRA payments to continue Employee’s medical and dental benefits (or pay Employee an amount equivalent to such COBRA payments) and shall make payments to continue Employee’s term life insurance (or pay Employee an amount equivalent to the premiums in effect prior to termination or the amount required for Employee to obtain such coverage on an individual basis if greater); and (d) notwithstanding any provision of any plan or agreement to the contrary, all options to purchase the Company’s common stock and other stock-based awards granted to Employee by the Company shall fully vest immediately, and Employee shall have eighteen (18) months from the effective date of termination to exercise his options to purchase the Company’s common stock, but Employee shall not be paid any other compensation or reimbursement of any kind, other than as required by law or pursuant to the Company’s benefit plans or reimbursement of expenses incurred as of the effective date of termination in accordance with Company policy.

(b) If the Term or any extension thereof is not renewed or extended for at least one year on the expiration of the original Term or the expiration of any extension period thereof, then: (i) Employee shall immediately be paid all accrued, but unpaid salary and bonus, and all accrued, but unpaid vacation pay, all to the date of such expiration; and (ii) as severance compensation, Employee shall continue to be paid Employee’s then current base salary on a monthly basis for the shorter of (1) the period set forth on Schedule A from the date of the expiration of the Term or any extension period thereof and (2) the date on which Employee commences new, full-time employment, which shall include providing consulting services (“New Employment”). The foregoing payment period is referred to as the “Non-Renewal Severance Period”. Employee shall have no obligation to accept full or part time employment or to provide services as a consultant with or to any person or party unless he deems such position satisfactory in his sole judgment. Employee shall use reasonable efforts to obtain New Employment during the Non-Renewal Severance Period. Employee shall promptly notify the Company on the date that Employee commences New Employment. Severance payments during the Non-Renewal Severance Period will immediately terminate on the date that Employee commences New Employment, regardless of whether such employment continues for the duration of the Non-Renewal Severance Period. In addition: (a) until the earlier of twelve (12) months following the effective date of expiration of the then current term or when provided by a successor employer, the Company shall make COBRA payments to continue Employee’s medical and dental benefits (or pay Employee an amount equivalent to such COBRA payments) and shall make payments to continue Employee’s term life insurance (or pay Employee an amount equivalent to the premiums in effect prior to termination); and (b) notwithstanding any provision of any plan or agreement to the contrary, all options to purchase Common Stock and other stock-based awards for the benefit of Employee granted or assumed by the Company, whether prior to or after the Effective Date, shall fully vest immediately and Employee shall have the right for eighteen (18) months to exercise such options, but Employee shall not be paid any other compensation or reimbursement of any kind, other than as required by law or pursuant to the Company’s benefit plans or reimbursement of expenses incurred as of the effective date of termination in accordance with Company policy.

2.6 Gross-Up Payment. If a Change in Control shall have occurred during the Term, in addition to any rights Employee may have under applicable stock option plans and/or stock option agreements with the Company and in addition to any additional Change in Control rights set forth on Schedule A the following shall apply:

(a)(i) If the Change in Control occurs when the Term has more than 12 months remaining, then the Term specified on Schedule A shall not be changed.

(ii) If the Change in Control occurs when the Term has 12 months or less remaining, then the Term specified on Schedule A shall be extended to the first anniversary of the Change in Control.

(b) If a Change in Control shall have occurred during the Term, and if any of the payments or benefits received or to be received by Employee in connection with a Change in Control or Employee’s termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company) (all such payments and benefits, excluding the Gross-Up Payment (as defined below), being hereinafter referred to as the “Total Payments”) will be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), the Company shall pay, at the time or times specified in Section 2.6(e), to Employee an additional amount or amounts (the “Gross-Up Payment”) such that the net amount paid to or for the benefit of Employee, after the deduction of all federal and state income, excise, employment, and any other taxes applicable thereto shall be equal to what it would have been had Section 4999 not been enacted.

(c) Determinations of whether and to what extent Total Payments will be subject to the Excise Tax and the amount of such Excise Tax will be made by tax counsel (“Tax Counsel”) reasonably acceptable to Employee and selected by the members of the Company’s Board of Directors immediately prior to the Change in Control. Tax Counsel may employ accountants, actuaries, economists, appraisers or other experts as he or she shall deem necessary to make the determinations required under this Paragraph (c). All fees and expenses of the Tax Counsel shall be borne solely by the Company.

(d) For purposes of determining the amount of the Gross-Up Payment, Employee shall be deemed to pay Federal income tax at the highest marginal rate of Federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Employee’s residence in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes, taking into account the reduction in itemized deduction under Section 68 of the Code, but not taking into account alternative minimum taxes.

(e) The Gross-Up Payment shall be made upon payment to Employee of the Total Payments (or at the discretion of Employee, the Gross-Up Payment shall be made in installments as the Total Payments are paid to Employee), unless it is initially determined by the Company or the Tax Counsel that the Total Payments are not subject to the Excise Tax but after payment of the Total Payments, it is finally determined following the proceedings set forth in Section 2.6(f) and (g) that the Total Payments are subject to the Excise Tax, in which case the Gross-Up Payment shall be made upon the imposition upon Employee of the Excise Tax.

(f) Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Employee shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which Employee gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Employee in writing prior to the expiration of such period that it desires to contest such claim, Employee shall:

(i) give the Company any information reasonably requested by the Company relating to such claim;

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and reasonably satisfactory to Employee;

(iii) cooperate with the Company in good faith in order to effectively contest such claim; and

(iv) permit the Company to control any proceedings relating to such claim as provided below;

provided, however, that the Company shall bear and pay directly all costs and expenses (including, but not limited to, additional interest and penalties and related legal, consulting or other similar fees) incurred in connection with such contest and shall indemnify and hold Employee harmless, on an after-tax basis, for any Excise Tax or other tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.

(g) The Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Employee to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Employee on an interest-free basis, and shall indemnify and hold Employee harmless, on an after-tax basis, from any Excise Tax or other tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided, further, that if Employee is required to extend the statute of limitations to enable the Company to contest such claim, Employee may limit this extension solely to such claim. The Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority. In addition, no position may be taken nor any final resolution be agreed to by the Company without Employee’s consent if such position or resolution could reasonably be expected to adversely affect Employee (including any other tax position of Employee unrelated to the matters covered hereby).

(h) In the event that Employee receives a refund of the Excise Tax previously paid, Employee shall repay to the Company, within five (5) business days following the receipt of such refund of the Excise Tax previously paid, the amount of such refund plus any interest received by Employee from the Internal Revenue Service on the refund, and an amount equal to the reduction in Employee’s Federal, state and local income tax resulting from such repayment, and in such case it shall be assumed that the repayment is deductible, and that Employee paid all such taxes at the highest applicable rates. If, after the receipt by Employee of an amount advanced by the Company in connection with an Excise Tax claim, a determination is made that Employee shall not be entitled to any refund with respect to such claim and the Company does not notify Employee in writing of its intent to contest the denial of such refund prior to the expiration of thirty (30) days after such determination, such advance shall be forgiven and shall not be required to be repaid.

2.7 Resignation. Unless otherwise agreed to by the Company’s Board of Directors and Employee, termination of Employee’s employment under this Agreement shall be deemed a resignation as Chief Strategic Officer, as a member of the Board of Directors and from any other offices, positions or committees of the Company. Employee shall deliver a written letter of resignation from such offices, positions or committees to the Company. Except to the extent as otherwise required by law, any payments under Section 2 (except in the event of death or disability resulting in an inability to execute an agreement) shall be conditioned upon Employee executing such a letter of resignation.

3. Salary, Benefits and Expenses.

3.1 Base Salary. As payment for the services to be rendered by Employee as provided in Section 1 and subject to the terms and conditions of Section 2, the Company shall pay to Employee a “base salary” at the rate per year indicated on Schedule A, subject to deductions, payable in the same manner as other Company employees receive their base compensation.

3.2 Bonus. Employee shall be eligible for a bonus as indicated on Schedule A.

3.3 Fringe Benefits and Expense Reimbursement. Employee shall be eligible to participate in such of the Company’s benefit plans as are now generally available or later made generally available to executive employees of the Company. Employee also shall be entitled to: (i) receive expense reimbursement in accordance with Company policy; and (ii) four weeks paid vacation.

3.4 Initial Stock Option or Restricted Stock Award. On the Effective Date, Employee will be granted initial equity based compensation as set forth on Schedule A.

3.5 Insurance. During the Term, the Company agrees to keep in place a directors and officers insurance policy with coverage in an amount similar to the amount of coverage provided for other Company officers and directors.

3.6 Legal Fees. Upon occurrence of the Effective Date, the Company agrees to pay reasonable legal fees incurred by Employee for the negotiation of this Agreement.

4. Annual Performance Review. The Company’s CEO shall perform an annual review of Employee’s performance and, in the discretion of the Company’s Compensation Committee, make appropriate increases in Employee’s base salary and determine whether additional stock option grants should be recommended to the Board of Directors of the Company.

5. Restrictive Covenants

5.1 Intellectual Property, Confidentiality and Noncompetition Agreement. Upon execution of this Agreement, Employee agrees to execute simultaneously a copy of a Company Intellectual Property, Confidentiality and Noncompetition Agreement, substantially in the form attached hereto as Exhibit A. This Section 5 shall be read in conjunction with the terms of such Intellectual Property, Confidentiality and Noncompetition Agreement and to the extent there is a conflict that cannot otherwise be resolved, this Section 5 shall govern.

6. Miscellaneous.

6.1 Waiver. The waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of a subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

6.2 Notices. All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery if delivered by hand delivery or nationally recognized overnight courier or 12 hours after facsimile transmission to the persons identified below or five days after mailing if mailed by certified or registered mail postage prepaid return receipt requested addressed as follows:

If to the Company:

Address:	177 Broad Street
Stamford, CT 06901

Attn:	General Counsel

If to Employee:

To the address indicated on Schedule A

Any party may change its address for notices by notice duly given pursuant to this Section 6.2.

6.3 Headings. The headings contained in this Agreement are intended for convenience and shall not be used to interpret the meaning of this Agreement or to determine the rights of the parties.

6.4 Governing Law; Consent to Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut applicable to contracts entered into and wholly to be performed within the State of Connecticut by Connecticut residents. Employee hereby submits to the jurisdiction and venue of the state or federal courts of the State of Connecticut, County of Fairfield for any legal action arising from or connected with this Agreement. Employee agrees that service upon Employee in any such action may be made by first class mail, certified or registered, in the manner provided for delivery of notices in Section 6.2.

6.5 Successor and Assigns. This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, successors and assigns of the parties; provided, however, that this Agreement shall not be assignable by the Company (except in connection with the merger or consolidation of the Company with or into another entity or the sale by the Company of all or substantially all of its assets) or by Employee.

6.6 Counterparts. This Agreement may be signed in counterparts with the same effect as if the signatures of each party were upon a single instrument. All counterparts shall be deemed an original of this Agreement.

6.7 Withholdings. All sums payable to Employee hereunder shall be reduced by all Federal, state, local and other withholding and similar taxes and payments required by applicable law.

6.8 Severability. If any provision or any portion of any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions or portions of such provision of this Agreement shall be deemed valid and enforceable to the full extent possible.

6.9 Entire Agreement; Modifications. Except as otherwise provided herein, this Agreement represents the entire understanding between the parties with respect to the subject matter hereof, and this Agreement supersedes any and all prior understandings, agreements, plans and negotiations, written or oral, with respect to the subject matter hereof. All modifications to the Agreement must be in writing and signed by the party against whom enforcement of such modification is sought, provided that no modification shall be enforceable against the Company unless signed by the Chairman or Chief Operating Officer of the Company.

6.10 Section 409A. To the extent that this Agreement and the benefits it provides are or become subject to Section 409A(a)(1), Employee and the Company agree to cooperate in an attempt to make amendments to the terms of the Agreement in order to avoid the imposition of penalties and additional taxes under Section 409A of the Internal Revenue Code, as amended; provided however, that Employee and the Company shall not be under any obligation to enter into any amendment and no amendment shall (i) materially increase the cost to, or liability of, the Company with respect to any payments under the Agreement, or (ii) materially decrease the value of benefits provided to Employee under the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

L-1 IDENTITY SOLUTIONS, INC.

By:	/s/ Robert V. LaPenta
Its:	Chairman of the Board, President and CEO

/s/ Joseph Atick
Employee

[JOSEPH ATICK EMPLOYMENT AGREEMENT]

EMPLOYMENT AGREEMENT

SCHEDULE A

Name and Address of Employee:	Joseph Atick

Section of Agreement
Recital B:	Term of Agreement:	Three (3) years

1.	Capacity, authority and responsibilities:	Chief Strategic Officer.

1.	Person report to:	Chief Executive Officer

2.5(a)	Severance Period:	24 months

2.5(a)	Severance Salary Payment:	24 months

2.5(a)	Post-termination exercise period for options after Termination Other Than For Cause or Resignation for Good Reason:	18 months

2.5(b)	Salary Continuation on Non-Renewal	24 months, subject to shorter period in connection with full-time employment

2.5(b)	Benefits Continuation on Non-Renewal	12 months, subject to shorter period if provided by successor employer

2.5(b)	Exercise Period for Options on Non-Renewal	18 months, subject to shorter period in connection with full-time employment

3.1	Initial Annual Base Salary:	$400,000

3.2	Annual Bonus:	Employee shall be eligible to receive annually a bonus with a target amount of 50% of his annual base salary. The actual amount of any bonus may be more or less than such target, and shall be determined by the CEO in conjunction with the Compensation Committee and/or Board of Directors, based upon the achievement of corporate and individual objectives determined by the CEO on an annual basis.

3.4	Initial Equity Award	On the Effective Date, Employee will be granted options (under the Company’s 2002 Equity Incentive Plan) to purchase 200,000 shares of Company common stock with a per share exercise price equal to the average closing price of Company common stock on Nasdaq (or such other national stock exchange as the Company’s common stock is then listed) on the twenty trading days preceding the Effective Date. These options will have a 10 year term from the date of grant and vest 25% per year over four years, subject to the accelerated vesting and extended exercise provisions of this Agreement.

Initialed by:

Company:	/s/ RVL

Employee:	/s/ JJA

INTELLECTUAL PROPERTY,

CONFIDENTIALITY & NONCOMPETITION AGREEMENT

This Agreement (the “Agreement”) is entered into this 19 day of Dec, 2006, by the undersigned Joseph Atick (“Employee/Consultant”) for the benefit of, and as a condition of Employee/Consultant’s employment with, or engagement by, or continuing employment with, or continuing engagement by L-1 Identity Solutions, Inc. or one of its subsidiaries. For purposes of this Agreement, L-1 Identity Solutions, Inc. and its subsidiaries are hereinafter individually and collectively referred to as “Company”.

WHEREAS, Company desires to employ Employee on at will basis, or engage Consultant to provide certain consulting services agreed-upon by the parties, as the case may be, (such at will employment relationship with Company, or such consulting relationship with Company, hereinafter referred individually and jointly to as the “Relationship”), but only so long as Employee/Consultant has agreed to certain provisions regarding (i) the parties’ respective rights to any intellectual property arising out of the Relationship, (ii) the confidentiality of certain information pertaining to Company or any affiliate, partner or customer of Company, exchanged or received pursuant to the Relationship, and (iii) non-competition with Company during and for two years following cessation of the Relationship; and

WHEREAS, Employee/Consultant desires to accept such at will employment or consulting Relationship and is willing to agree to and abide by such provisions regarding intellectual property, confidentiality and non-competition;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained or contemplated herein, the sufficiency of which is hereby acknowledged, the Employee/Consultant hereby agrees as follows:

(1) I will make full and prompt disclosure to Company of all inventions, improvements, modifications, discoveries, methods, developments and ideas (all of which are collectively termed “Developments” hereinafter), whether patentable or not, made or conceived by me or under my direction during the Relationship whether or not made or conceived during my normal working hours or on the premises of Company.

(2) I agree that all Developments covered by Paragraph 1 and any patents or patent applications covering such Developments are the sole property of Company, and its assigns and I hereby assign to Company all right, title and interest in and to such Developments. In addition, I will execute and deliver any further assignments, patents, and applications, and other documents as Company may direct and to fully cooperate with Company to enable it to secure and patent or otherwise protect such Developments in any

177 Broad Street, 12th Floor Stamford, CT 06901 203-504-1100

and all countries. I agree that I do not retain any right, title, interest or license to use such Developments.

(3) I hereby represent that, to the best of my knowledge, I have no present obligations to assign to any former employer or customer or any other person, corporation or firm, any Developments contemplated by Paragraphs 1 or 2.

(4) I will make full and prompt disclosure and delivery to Company of all writings, documents and other works of authorship (all of which are collectively termed “Works” hereinafter), whether subject to copyright protection or not, made by me or under my direction during the Relationship whether or not made during my normal working hours or on the premises of Company. Without limiting the generality of the foregoing, the term Works includes pictoral and graphic works, compilations, computer programs and derivative works based on such Works. I agree that all Works are works made for hire as that term is defined under the United States Copyright Act of 1976, as amended, and that Company shall be the exclusive owner of all right, title and interest in and to such Works including, but not limited to, all rights in copyright. In the event there are circumstances that result in the Works not being works made for hire under the Copyright Act, then I hereby assign to Company all right, title and interest in and to such Works, including, but not limited to, all rights in copyright and reproduction rights to all Works prepared by me in connection with the Relationship. In addition, I will execute and deliver any further assignments and other documents as Company may direct and to fully cooperate with Company to enable it to secure, perfect and otherwise protect such Works in any and all countries. I agree that I do not retain any right, title, interest or license to such Works.

(5) I will not disclose to Company or any Company affiliate, or induce Company or any Company affiliate to use, any confidential information of other persons, corporations, or firms, including my former employers or customers, if any.

(6) During the course of the Relationship with Company, I may learn of or become privy to trade secrets, proprietary information and other information and data considered by Company or a Company affiliate to be confidential or confidential information entrusted to Company or a Company affiliate by other persons, corporations, or firms (collectively, “Confidential Information”). Confidential Information includes, but is not limited to, matters not generally known outside of the entity providing such Confidential Information, such as specifications, designs, concepts, plans, programs, software, other developments relating to products and services, proposal plans, marketing data, and financial information. Absent the prior written consent of an authorized officer of Company, I agree (i) not to disclose any Confidential Information to any person or entity other than employees or agents of Company with a need to know such information, and (ii) not to make use of Confidential Information, except on behalf of Company, whether or not such information is produced by my own efforts. Also, I may learn of developments, ways of business, etc., which in themselves are generally known but whose use by Company or a

177 Broad Street, 12th Floor Stamford, CT 06901 203-504-1100

Company affiliate is not generally known, and I agree not to disclose to others such use, whether or not such use is due to my efforts. I will use my best efforts to prevent the disclosure of any Confidential Information to third parties by employees or agents.

(7) I acknowledge and agree that in the course the Relationship, I will forge relationships with Company’s customers and have access to significant Confidential Information and trade secret information belonging to Company. I further acknowledge and agree that Company’s business is a highly specialized, technologically-advanced business with significant intellectual property serving a worldwide market. Accordingly, during the term of the Relationship and for two (2) years after expiration, termination or cessation of the Relationship for any reason whatsoever, I will not (unless otherwise approved in advance writing by the Chief Executive Officer of Company) become engaged by or act directly or indirectly on behalf of any other person, corporation or firm that competes directly or indirectly with Company in the business of biometrics, credentialing or ID management. For purposes of this Agreement, I agree that the term “business of biometrics, credentialing or ID management” includes the business of, without limitation, research, analysis, design, development, manufacture, license, sale, marketing, distribution, deployment or any other form of commercialization whatsoever, of concepts, ideas, technology, software, hardware or services related to identification cards, drivers licenses, facial, skin, fingerprint, palm, iris or other forms of biometric matching, verification or identification, in any case in respect of which I worked and/or became familiar with or exposed to during the Relationship.

(8) During the term of the Relationship by Company and for two (2) years after expiration or termination of the Relationship, I will not (unless otherwise approved in advance writing by the Chief Executive Officer of Company) solicit or endeavor to entice away from Company, hire, or offer employment or any consulting arrangement to, any person or entity who is, or was within the one-year period immediately prior thereto, employed by Company, or otherwise interfere with any such person’s relationship with Company. I understand that this Agreement does not prohibit me from making any general solicitation for employees or engaging in public advertising of employment opportunities (including through the use of employment agencies) not specifically directed to any of Company’s directors, officers or employees, nor does this Agreement prohibit me from hiring any person who responds to any such general solicitation or public advertising.

(9) I acknowledge and agree that I have received a copy of, read and understand the Company’s Statement of Business Ethics and Standards of Conduct in effect on the date hereof. In connection with the Relationship, I hereby agree to abide by the pertinent provisions of Company’s Statement of Business Ethics and Standards of Conduct, as may be updated by Company from time to time.

177 Broad Street, 12th Floor Stamford, CT 06901 203-504-1100

(10) I hereby give Company and its assigns permission to capture and record my image or likeness by means of photograph, facial imaging or similar means (“Recordings”); to edit these Recordings at its discretion and to incorporate these Recordings into publications, brochures, databases, or any other media (“Publications”); and to use such Recordings and Publications for the limited purposes of marketing, publicizing, or otherwise promoting the products and/or services of Company or any of subsidiaries and affiliates.

(11) Upon expiration, termination or cessation of this Relationship for any reason whatsoever, I agree to leave with Company, all Confidential Information, Developments, Works, records, drawings, notebooks, and other documents pertaining to Confidential Information, Developments and Works whether prepared by me or others, and also any equipment, tools, or other devices and property owned by Company, then in my possession or control, however such items are obtained.

(12) My obligations under this Agreement shall survive the expiration, termination of the Relationship, regardless of the manner of the termination or cessation of the Relationship, and shall be binding upon my heirs, executors, and administrators.

(13) I further agree that Company shall have the right, in addition to any other right such party may have at law or equity, to an injunction, specific performance, or other equitable relief to prevent the violation or threatened violation of any of the provisions of this Agreement.

(14) This Agreement shall be governed by and construed in accordance with the laws of Connecticut, without regard to its conflict of laws provisions.

(15) If any provision of this Agreement shall be held invalid or unenforceable, that shall not affect the validity or enforceability of the remaining terms or provisions hereof. In addition, both parties agree that any court finding any term or provision hereof invalid or unenforceable shall have the authority to replace such term or provision with one that is valid and enforceable and that comes closest to expressing the parties’ intentions with respect thereto, and this Agreement and such term or provision shall be enforceable as so modified.

(16) This Agreement replaces and supersedes, effective as of the date first written above, any prior intellectual property, non-disclosure and/or non-competition agreement that I may have entered into with Company. This Agreement may be amended or modified only with the written consent of both parties. No oral waiver, amendment or modification shall be effective under any circumstances whatsoever.

(17) Nothing contained in this Agreement, either expressed or implied, is intended to impose any obligation upon Company to employ or engage Employee/Consultant for any period of time and no contract or agreement for employment on consulting services shall be deemed to arise from this Agreement.

177 Broad Street, 12th Floor Stamford, CT 06901 203-504-1100

IN WITNESS WHEREOF, the undersigned has set his or her hand as of the day and year first written above.

EMPLOYEE/CONSULTANT

By  /s/  JOSEPH J. ATICK

        Name: Joseph J. Atick

177 Broad Street, 12th Floor Stamford, CT 06901 203-504-1100